Via EDGAR Transmission

September 27, 2023

Oleg Bilinski

Chief Executive Officer

Mag Magna Corp.

325 W Washington St.,

Ste 2877 San Diego,

CA 92103

Re: Mag Magna Corp.

Amendment No. 9 to Registration Statement on Form S-1

Filed September 7, 2023

File No. 333-268561

Ladies and Gentlemen,

Set forth below are the responses of Mag Magna Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 9 to Registration Statement on Form S-1, File No. 333-268561, initially filed with the Commission on September 7, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 10 to the Registration Statement (“Amendment No. 10”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 10 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

Amendment No. 9 to Registration Statement on Form S-1 filed September 7, 2023

Response: The Company has updated financial statements as of July 31, 2023.

MAG MAGNA CORP.

By:	/s/ Oleg Bilinski
Oleg Bilinski
Chief Executive Officer, Secretary, Treasurer, and Director